Exhibit 99.1

AURORA CANNABIS INC. URGES SHAREHOLDERS TO TAKE NO ACTION AT THIS TIME IN RESPECT TO THE UNSOLICITED TAKE-OVER BID BY CURALEAF HOLDINGS, INC.

  Curaleaf's decision to launch a hostile takeover bid is designed to pressure Aurora's shareholders into a short-term decision for the benefit of Curaleaf shareholders.
  Curaleaf's actions and comments reflect its objective: to acquire, at the lowest price possible, Aurora's market-leading EU-GMP facilities and global medical cannabis platform.
  Curaleaf's description of Aurora's business performance does not reflect our recently reported quarterly results and stated European medical cannabis strategy.
  Comments by Curaleaf's CEO failed to present the facts; Aurora has engaged with Curaleaf since June 2026, including as recently as August 12, 2026.
  Questions about the Offer or would like to stay informed? Please contact Kingsdale Advisors toll-free at 1-800-749-9052 within North America, call or text 416-623-4172 or at contactus@kingsdaleadvisors.com.

EDMONTON, AB, Aug. 19, 2026 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (NASDAQ: ACB), the Canadian-based leading global medical cannabis company, confirmed that Curaleaf Holdings, Inc. ("Curaleaf") (TSX: CURA) (OTCQX: CURLF), has commenced an unsolicited take-over bid for all of the issued and outstanding common shares of the Company (the "Aurora Shares") at a stated implied consideration of US$4.00 per Aurora Share, consisting of 0.3463 subordinate voting shares of Curaleaf plus US$0.75 in cash per Aurora Share (the "Offer"). We note that the Offer includes a cap on the value of the consideration of US$5.00 per Aurora Share, which is a lower price than Aurora Shares have traded as recently as December 18, 2025.

Miguel Martin, Executive Chairman and CEO of Aurora stated, "The strong shareholder support demonstrated at our 2026 AGM reinforces our commitment to the long-term strategy we are executing. We believe Curaleaf made a strategic decision to make its offer public to pressure our shareholders into making a short-term decision for the benefit of Curaleaf shareholders. We will not do that. We are building this Company for the long term and will always do what is right for Aurora shareholders."

"Contrary to assertions by Curaleaf, our door is always open to those that see value in our Company. Aurora has been in dialogue with Curaleaf going back to June 22, 2026 and as recently as August 12, 2026. Their objective is to acquire Aurora's highly strategic EU-GMP facilities and leading medical cannabis platforms at the lowest price possible, thereby depriving Aurora shareholders of any current and future value they generate," concluded Mr. Martin.

The Offer follows an announcement by Curaleaf on August 11, 2026 of its intention to make an offer for Aurora. At that time, Aurora confirmed that it received letters from Curaleaf dated June 23, 2026, and July 7, 2026, outlining proposals to acquire the Aurora Shares. The June 23, 2026, letter contained no proposed financial terms and the July 7, 2026, letter included no detail regarding the mix of cash and share consideration being proposed by Curaleaf.

The Company expects to provide a more comprehensive response to Aurora shareholders in a timely manner.

Take No Action on Offer

Aurora shareholders are advised to take NO action on the Offer until the Board of Directors of Aurora (the "Board") has made a formal recommendation to shareholders. The Offer will remain open for a minimum of 105 days, allowing Aurora shareholders until at least December 1, 2026 to consider their options.

The Board has formed a special committee of independent directors (the "Special Committee"). The Special Committee will consider the Offer with its advisors before making a recommendation to the Board. Aurora shareholders will be notified of the Board's formal recommendation through a news release and Directors' Circular within 15 days, in accordance with applicable securities laws.

Advisors

Aurora has retained the following leading industry advisors:

  Legal counsel to Aurora's Special Committee is Torys LLP.
  Legal counsel to the Company are Stikeman Elliott LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP.
  Fort Capital Partners is the Company's financial advisor and ICR is the Company's communications counsel.
  Kingsdale Advisors is the Company's strategic advisor and information agent.

Shareholder Assistance

Aurora shareholders with questions about the Offer or who would like to stay informed may contact Kingsdale Advisors, the Company's strategic advisor and information agent:

Toll-Free (within North America): 1-800-749-9052
Call or Text: 416-623-4172
Email: contactus@kingsdaleadvisors.com

Shareholders should take NO action at this time. Shareholders should wait until the Board has provided its formal recommendation regarding the Offer.

About Aurora Cannabis

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves medical markets across Canada, Europe, Australia, and New Zealand with a portfolio of trusted, leading brands including Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, and Whistler Medical Marijuana Corporation®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements and information about the Offer, including the consideration of the Offer and any recommendation with respect to the same. These forward-looking statements are only predictions. Forward-looking information or statements contained in this news release have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient, and effective manner. The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion to revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crisis, and other risks as set out under the heading "Risk Factors" in the Company's annual information form dated June 10, 2026 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:05e 19-AUG-26